CONSENT

We hereby consent to the reference to our name with respect to disclosure pertaining to the Aldebaran property, Chile in the Annual Information Form of Bema Gold Corporation for the year ended December 31, 2004 to be filed with certain Canadian securities commissions and in the Annual Report on Form 40-F of Bema Gold Corporation for the year ended December 31, 2004 to be filed with the United States Securities and Exchange Commission.

Dated at Phoenix, Arizona this 30th day of March, 2005.

AMEC AMERICAS LIMITED

/s/ Larry B. Smith
Larry B. Smith
Manager, Mining & Metals Consulting